As filed with the Securities and Exchange Commission on November 9, 2001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

PACKETEER, INC.

(Name of Subject Company (Issuer))

PACKETEER, INC.

(Name of Filing Person (Offeror))

Certain options to purchase common stock, par value $0.001 per share, having an exercise price per share of $5.00 or more

(Title of Class of Securities)

695210 10 4

(CUSIP Number of Class of Securities)
(Underlying common stock)

Craig W. Elliott
Chief Executive Officer
Packeteer, Inc.
10495 North De Anza Boulevard
Cupertino, California 95014
(408) 873-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Kirk F. Maldonado, Esq.
Brobeck, Phleger & Harrison LLP
38 Technology Drive
Irvine, California 92618
(949) 790-6300

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

Item 10. Financial Statements
Item 12. Exhibits.
SIGNATURE
EXHIBIT (A)20

The filing of this Amendment No. 3 to the Schedule TO shall not be construed as an admission by Packeteer that this offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Introductory Statement

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 18, 2001, and as amended by Amendment No. 1 filed on October 19, 2001 and Amendment No. 2 filed on October 31, 2001, to disseminate information regarding the interim financial statements included in our most recent quarterly report on Form 10-Q, filed with the Securities and Exchange Commission after the commencement of the offer.

Item 10. Financial Statements

     (a)  The information set forth in the offer to exchange under Section 11 (“Information Concerning Packeteer”) and Section 18 (“Additional Information”), and in Packeteer’s annual report on Form 10-K for its fiscal year ended December 31, 2000 (pages 34-51), in Packeteer’s quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2001 (pages 3-9), and in Packeteer’s quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2001 (pages 3-9) is incorporated herein by reference

Item 12. Exhibits.

1. Exhibits (a)(19) and (a)(20) to this Amendment No. 3 are hereby filed as Exhibit (a)(19) and (a)(20) to the Schedule TO.

Item 12 of the Schedule TO is hereby amended to add a reference to Exhibits (a)(19) and (a)(20) as follows:

“(a)(19) Packeteer, Inc. quarterly report on Form 10-Q for its quarter ended September 30, 2001 was filed with the Securities and Exchange Commission on November 2, 2001 and is incorporated by reference herein.”

“(a)(20) Form of Email to Employees dated November 9, 2001.”

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

PACKETEER, INC.

/s/ Craig W. Elliott

Craig W. Elliott Chief Executive Officer

Date: November 9, 2001

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